UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 19, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	19 January 2017

Release Number	1/17

SAMARCO UPDATE – PRELIMINARY AGREEMENT WITH FEDERAL PROSECUTORS

Samarco Mineração S.A. (Samarco) and its shareholders, Vale S.A. (Vale) and BHP Billiton Brasil Ltda (BHP Billiton Brasil) have entered into a preliminary agreement with the Federal Prosecutors’ Office in Brazil (Federal Prosecutors) in relation to the Fundão tailings dam failure on 5 November 2015 (Preliminary Agreement).

On 2 March 2016, Samarco, Vale, BHP Billiton Brasil and the Brazilian Authorities (as described in the Note below) entered into a Framework Agreement (described in the Note below) for the remediation and compensation of the impacts of the dam failure. The Federal Prosecutors are not a party to the Framework Agreement.

The Preliminary Agreement outlines the process and timeline for negotiation of a settlement of the BRL 155 billion (approximately US$47.5 billion) Civil Claim relating to the dam failure. The Preliminary Agreement provides for the appointment of experts to advise the Federal Prosecutors in relation to the social and environmental impacts of the dam failure, any revisions to the social and environmental remediation programs under the Framework Agreement (Programs) and for the ongoing assessment and monitoring of the Programs. Samarco, Vale and BHP Billiton Brasil will provide existing studies and research to the expert advisors.

The expert advisors’ conclusions will be considered in the negotiations of a final settlement arrangement with the Federal Prosecutors, which is expected to occur by 30 June 2017 under the timeframe established in the Preliminary Agreement.

Under the Preliminary Agreement, Samarco, Vale and BHP Billiton Brasil will provide, subject to Court approval, total security of BRL 2.2 billion (approximately US$675 million, 100 per cent basis) to support the payments for the Programs (Interim Security). The Interim Security comprises a charge over Samarco’s assets of BRL 800 million (approximately US$245 million), insurance bonds of BRL 1.3 billion (approximately US$400 million), and liquid assets of BRL 100 million (approximately US$30 million).

The Preliminary Agreement also requires Samarco, Vale and BHP Billiton Brasil to advance BRL 200 million (approximately US$60 million, 100 per cent basis) of the funding obligations under the Framework Agreement to Programs for the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova. The funds are to be advanced within 90 days after signing of the Preliminary Agreement.

During the period that the Interim Security is in place, it will, subject to Court approval, replace the BRL 1.2 billion injunction (approximately US$370 million) issued in the BRL 20 billion Civil Claim. In addition, the applications by the Federal Prosecutors for the BRL 7.7 billion injunction (approximately US$2.4 billion) in the BRL 155 billion Civil Claim and the BRL 20 billion asset freezing order (approximately US$6 billion) in the criminal proceedings commenced by the Federal Prosecutors in Brazil against Samarco, Vale, BHP Billiton Brasil and others will be suspended.

The parties have agreed that the Interim Security will remain in place until the earlier of 30 June 2017 and the date that a final settlement arrangement is agreed between the Federal Prosecutors, and Samarco, Vale and BHP Billiton Brasil. If a final settlement arrangement is not agreed by 30 June 2017, the Federal Prosecutors may request reinstatement by the Court of the BRL 1.2 billion (approximately US$370 million) injunction.

Any restart of operations at Samarco is subject to a separate set of negotiations with relevant parties and will occur only if it is safe, economically viable and has the support of the community. Resuming operations would require government approvals, the granting of licenses by state authorities, the restructure of Samarco’s debt, and the completion of commercial arrangements with Vale regarding the use of its infrastructure.

Further information on BHP Billiton can be found at: bhpbilliton.com

Note:

BRL 20 billion Civil Claim

On 30 November 2015, a public civil claim was commenced by the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais and other public authorities (Brazilian Authorities) seeking the establishment of a fund of up to BRL 20 billion (approximately US$6 billion) in aggregate for clean-up costs and damages related to the Samarco dam failure (BRL 20 billion Civil Claim). On 18 December 2015, an injunction was granted to, among other things, order Samarco to deposit BRL 2 billion (approximately US$0.6 billion) for community and environmental rehabilitation.

On 2 March 2016, Samarco, Vale, BHP Billiton Brasil and the Brazilian Authorities entered into the Framework Agreement that provides for settlement of the BRL 20 billion Civil Claim by establishing a fund for clean-up costs and remediation and compensation of impacts relating to the Fundão tailings dam failure.

Ratification of the Framework Agreement on 5 May 2016 suspended the BRL 20 billion Civil Claim and the corresponding injunction. Subsequently, on 30 June 2016, both the BRL 20 billion Civil Claim and the injunction were reinstated by the Superior Court of Justice in Brazil. A final decision by the Court on the issue of ratification is pending.

The injunction remains the subject of litigation before Federal Courts. On 17 August 2016, the Federal Court of Appeals confirmed the BRL 2 billion injunction. This decision has been appealed. On 4 November 2016, the 12th Federal Court of Belo Horizonte reduced the BRL 2 billion injunction to BRL 1.2 billion (approximately US$0.4 billion).

BRL 155 billion Civil Claim

On 3 May 2016, the Federal Prosecutors commenced proceedings against Samarco, Vale and BHP Billiton Brasil for BRL 155 billion (approximately US$47.5 billion) for social, environmental and economic compensation relating to the Samarco dam failure (BRL 155 billion Civil Claim).

The claim includes the Federal Prosecutors seeking an injunction order that Samarco, Vale and BHP Billiton Brasil deposit BRL 7.7 billion (approximately US$2.4 billion) into a special company account. The 12th Federal Court of Belo Horizonte has not yet decided on any injunction in the BRL 155 billion Civil Claim.

Effect of the BRL 2.2 billion Interim Security under the Preliminary Agreement

Under the Preliminary Agreement, the parties have agreed to suspend the Federal Prosecutor’s BRL 7.7 billion injunction application in the BRL 155 billion Civil Claim and to request that the 12th Federal Court of Belo Horizonte replace the BRL 1.2 billion injunction in the BRL 20 billion Civil Claim with the Interim Security of BRL 2.2 billion (approximately US$675 million). The parties have also agreed under the Preliminary Agreement to suspend the BRL 20 billion asset freezing order application made by the Federal Prosecutors in the criminal charges against Samarco, Vale and BHP Billiton Brasil, and certain individuals in relation to the dam failure.

The parties have agreed that the Interim Security will remain in place until the earlier of 30 June 2017 and the date that a final settlement arrangement is agreed between the Federal Prosecutors, and Samarco, Vale and BHP Billiton Brasil.

Media Relations	Investor Relations

Australia and Asia

Matthew Martyn-Jones

Tel: +61 3 9609 2360 Mobile +61 419 418 394

Email: Matthew.Martyn-Jones@bhpbilliton.com

Paul Hitchins

Tel: +61 3 9609 2592 Mobile +61 419 315 001

Email: Paul.Hitchins@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile +61 427 777 908

Email: Fiona.Hadley@bhpbilliton.com

Amanda Saunders

Tel: +61 3 9609 3985 Mobile +61 417 487 973

Email: Amanda.Saunders@bhpbilliton.com

United Kingdom and South Africa

Ruban Yogarajah

Tel: +44 207 802 4033 Mobile +44 7827 082 022

Email: Ruban.Yogarajah@bhpbilliton.com

North America

Bronwyn Wilkinson

Mobile: +1 604 340 8753

Email: Bronwyn.Wilkinson@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

Email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Email: Rob.Clifford@bhpbilliton.com

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Email: Elisa.Morniroli@bhpbilliton.com

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

Email: James.Wear@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Neathouse Place

London SW1V 1LH United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	January 19, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary